PrimeCare Systems, Inc.

610 Thimble Shoals Blvd, Suite 402-A

Newport News, VA 23606

February 21, 2011

Mr. Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549

Re: File No. 001-32828

Dear Mr. Krikorian:

We are in receipt of your letter dated February 7, 2011, sent to us by email from Mr. Ryan Rohn of your office. We spoke to Mr.Rohn on February 16, 2011, and explained that, owing to unexpected illness and travel and because of our small staff size, we would be unable to respond fully to your questions within the ten business days requested. He told us that, rather than answering with a partial response, it would be preferable to indicate a date by which we would be able to return a full response to your questions.

We anticipate responding to your letter by March, 10, 2011. If you have further questions between now and the time of our response, please contact W. Jordan Fitzhugh, Executive Vice

President, at 757.591.0323. You may contact me personally at 703.978.0041.

Sincerely,

/s/ Robert A. Shiver

Robert A. Shiver

President